October 2, 2013

Via Edgar and Federal Express

Mr. Karl Hiller,

Branch Chief

U.S Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Range Resources Corporation

Form 10-K for the Fiscal Year ended December 31, 2012

Filed February 27, 2013

Form 10-Q for the Fiscal Quarter ended June 30, 2013

Filed July 24, 2013

(File No. 1-12209)

Dear Mr. Hiller:

On September 19, 2013, Range Resources Corporation (“we” or the “Company”), received comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission to the above referenced Form 10-K and 10-Q. We respectfully submit the following responses to your inquiry. For your convenience, each response is prefaced by the exact text of the Staff’s comment in the italicized text.

Form 10-K for the Fiscal Year ended December 31, 2012

Note 11—Derivative Activities, page F-25

Derivative Fair Value Income, page F-26

Inquiry:

1.	We note that you identify several components of derivative fair value income for derivatives not accounted for as hedges, including three categories of realized gain or loss that you indicate had been reported as another component of derivative fair value income labeled “change in fair value of derivatives that do not qualify for hedge accounting” prior to settlement. Tell us why you believe these items accurately portray the accounting required by FASB ASC 815-10-35-2, and do not constitute non-GAAP measures as defined in Item 10(e)(2) of Regulation S-K, if this is your view.

Please also submit an analysis, including explanations for differences, comparing the various realized amounts presented in your table for each period to (i) the current period change in fair value of the corresponding derivatives that were settled in each respective period, and (ii) the cumulative gain or loss recorded under GAAP for derivatives settled, since acquired and up to the date of settlement; also comparing the change in fair value amounts in your table for each period to the change in fair value recorded in accordance with GAAP for derivatives that continued to be held at the end of each period.

Range Resources Corporation	100 Throckmorton Street, Suite 1200	Fort Worth, Texas 76102	Tel: 817.870.2601	Fax: 817.869.9100

Response:

We acknowledge the Staff’s comment. As indicated in FASB ASC 815-10-35-2 and also detailed in a speech by Gregory A. Faucette of the SEC Staff on December 11, 2003, we have followed the guidance by presenting Derivative fair value income or loss on a separate reporting line in our Statement of Operations. Derivative fair value income or loss includes both realized and unrealized gains and losses. Since there is not specific guidance in FASB ASC 815 prohibiting the presentation of the detailed components of derivative fair value income or loss in the accompanying footnotes, we have elected to present realized and unrealized gains and losses on commodity derivatives not designated or not qualifying for hedge accounting contracts separately because (i) such presentation provides meaningful information to the users of our financial statements and (ii) provides more clarity and transparency on components of derivative fair value income or loss. In addition, the cash flow statement also presents similar information for the unrealized value relating to these same contracts.

As described on pages F-14, F-24 and F-25 in our 2012 Form 10-K, we have certain commodity derivative instruments that qualify for hedge accounting and are designated as cash flow hedges, while we have other commodity derivative instruments that do not qualify for hedge accounting and are not designated. All of our derivatives are recognized as an asset or liability at fair value on the consolidated Balance sheet. The table below and our analysis that follows highlight the components and reconciliation of derivative fair value income or loss. We have noted to the right of each section the related financial statement line location and the applicable ASC 815 Topic for each of these circumstances:

Accounting Treatment	Financial Statement Line Location	Topic ASC Reference
Derivatives not designated as a hedge at contract inception

(A) Changes in Fair Value – prior to settlement “the gain or loss on a derivative instrument not designated as a hedging instrument shall be recognized currently in earnings.” This is considered “unrealized” gain or loss on non-hedge derivative instruments and is included in derivative fair value income and in the table in the accompanying footnotes on page F-26 in our 2012 Form 10-K in the line labeled “Change in fair value of derivatives that do not qualify for hedge accounting.”	Derivative fair value income – Statement of Operations	Topic ASC 815-10-35-2

(B) Settlements – upon settlement, all of the unrealized amounts related to the contract are reversed in the line described in (A) above and the total “realized” gain or loss is recognized within derivative fair value income and the table in the accompanying footnotes on page F-26 in our 2012 Form 10-K in the line labeled “Realized gain (loss) on settlement”. Cash paid or received is based on the contractual terms of the arrangement. The realized gain or loss on settlement represents total cumulative net gain or loss recorded under GAAP for derivatives settled since acquired and up to the date of settlement for these types of contracts.	Derivative fair value income – Statement of Operations	Topic ASC 815-10-35-2

(C) Premiums – all of the premiums paid or received by the Company for derivative instruments are paid or received at inception of the contract. When paid, the premiums are recorded on the balance sheet as an increase to the derivative asset or a reduction to the derivative liability depending on the related contract positions. As the derivatives are settled, the amount of the premium is recognized in Derivative fair value income and is included in the table in the accompanying footnotes on page F-26 in our 2012 Form 10-K in the line labeled “Realized gain (loss) on settlement.”	At inception – Unrealized derivative gain or loss (Asset or Liability) – Balance Sheet At the time of settlement – Derivative fair value income – Statement of Operations	Topic ASC 815-10-35-2

(D) Changes in fair value for ineffectiveness through settlement for the ineffective portion – after designation, the Company continues to assess whether the hedge meets the effectiveness test and would cease to qualify for hedge accounting. Any hedge ineffectiveness associated with a contract qualifying and designated as a cash flow hedge (which represents the amount by which the change in the fair value of the derivative differs from the change in the cash flows of the forecasted sale of production) is reported currently each period in derivative fair value income and is included in the table in the accompanying footnotes on page F-26 in our 2012 10-K in the line labeled “Hedge ineffectiveness.”	Ineffective portion—unrealized changes in fair value and realized settlements – Derivative fair value income – Statement of Operations	Topic ASC 815-30-35-3

Range Resources Corporation	100 Throckmorton Street, Suite 1200	Fort Worth, Texas 76102	Tel: 817.870.2601	Fax: 817.869.9100

For the derivatives which have not been designated as hedges, in accordance with ASC Topic 815-10-35, these derivatives are recognized as an asset or liability at fair value with the change in fair value of these commodity derivatives reflected in earnings within the line “Derivative fair value income (loss)” in our Statement of Operations (as described above in (A)). At settlement, the gain or loss is recognized in the “Derivative fair value income (loss)” in our Statement of Operations as described in (B) and (C) above. An illustrative example for this is as follows:

•	On October 15, 2011, the Company purchased a gas commodity option that will settle on May 15, 2012, while paying a $3 premium which is equivalent to its fair value at inception. This premium is accounted for according to ASC 815-10-15-94 as a minimal initial investment. The entry to record this premium is a debit to “Unrealized derivative gain” on the Balance sheet and credit to “Cash” for $3.

•	As of December 31, 2011, the value of the underlying commodity dropped in price, so the fair value of the derivative contract increased to $4. In December, the entry to record this change in fair value is a debit to “Unrealized derivative gain” on the Balance sheet and a credit to “Derivative fair value income” on the Statement of Operations for $1. In the 2011 Form 10-K, the $1 is shown in “Change in fair value of derivatives that do not qualify for hedge accounting” line within the “Derivative fair value income” table in the accompanying footnotes.

•	As of March 30, 2012, the value of the underlying commodity further dropped in price and increased the fair value of the derivative contract to $6. In March, the entry to record this change in fair value is a debit to “Unrealized derivative gain” on the Balance sheet and a credit to “Derivative fair value income” on the Statement of Operations for $2. In the 2012 March 31, 2012 Form 10-Q, the $2 is shown in the “Change in fair value of derivatives that do not qualify for hedge accounting” line within the “Derivative fair value income” table in the accompanying footnotes.

•	On May 15, 2012, the contract settled for $7. The entry to record the settlement is to debit “Cash” for $7, credit the “Unrealized derivative gain” on the Balance sheet for $6 and credit “Derivative fair value income” for $1 on the Statement of Operations. Within the Derivative fair value income table in the accompanying footnotes, there is a debit for the cumulative amount of $3 included in the “Change in fair value of derivatives that do not qualify for hedge accounting” line and credit to “Realized gain on settlement” of $3. Including the above $1 gain equals a total “Realized gain on settlement” within the “Derivative fair value income” table in the accompanying footnotes of $4.

•	“Derivative fair value income” and the accompanying table in the footnotes to the consolidated financial statements is shown net of premiums paid and the amount shown in the “Realized gain on settlement” line represents the total cumulative amount of realized gain or loss recorded under GAAP. The below illustrates how the above transactions would be presented in the Company’s 10-K footnote disclosure for the 2012 and 2011 years respectively:

	2012	2011
Change in fair value of derivatives that do not qualify for hedge accounting	$(1)	$1
Realized gain on settlement	4	—

Total derivative fair value income	$3	$1

In the above example, we have provided a detail of our mark-to-market accounting and information showing total amount of realized gain or loss recorded equals the cumulative gain or loss recorded under GAAP for derivatives settled. The table below presents reconciliations between our “Net derivative assets” included on our December 31, 2012 and 2011 balance sheets and the “Change in fair value of derivatives that do not qualify for hedge accounting” line included in the “Total derivative fair value income” table included in our footnotes on page F-26 in our 2012 Form 10-K. This analysis highlights any differences due to premiums. As only two years of balance sheet data is shown in the 2012 Form 10-K, we have reconciled 2012 and 2011.

Range Resources Corporation	100 Throckmorton Street, Suite 1200	Fort Worth, Texas 76102	Tel: 817.870.2601	Fax: 817.869.9100

	2012	2011	2010
Total derivative net asset fair value as presented in our 2012 Form 10-K balance sheet	$145,333	$251,327	$117,686
Less: Total derivative net asset fair value related to derivatives that qualify as cash flow hedges (presented in table on F-27 in our 2012 10-K)	139,151	280,173	173,128

Equals: Total derivative net asset (liability) fair value related to derivatives that do not qualify for hedge accounting (presented in table on F-27 in our 2012 10-K)	$6,182	$(28,846)	$(55,442)

Change in fair value for derivatives that do not qualify for hedge accounting	35,028	26,596
Less: Impact related to net premiums received that were amortized in current period due to current period settlements	(29,070)	(10,834)

Equals: “Change in fair value of derivatives that do not qualify for hedge accounting” line within Derivative fair value income table included on page F-26 in our 2012 10-K	$5,958	$15,762

Inquiry:

2.	We note that you have a corresponding tabular disclosure showing the various components of derivative fair value income on page 41, which is preceded by tabular disclosure of average realized prices, including two categories that reflect the settlement of derivatives that were not accounted for as hedges. Please clarify the extent to which the realized and settlement amounts shown or reflected in these presentations represent a recovery of costs that were paid to acquire or modify derivatives that were settled. If the settlement amounts correspond precisely to the cumulative gains and losses that had been recognized in accordance with GAAP, and do not therefore represent any recovery of derivative costs, please provide this clarification in a footnote to any tabulations that include settlement amounts, including your non-GAAP presentations.

Response:

We acknowledge the Staff’s comment. Please also refer to the analysis shown in our response to Inquiry #1. The Company has not purchased any derivative contracts through a business combination and has not made any payments to modify any contracts existing in the years 2012, 2011 and 2010 after contract inception date. The only cash received or paid related to non-hedged derivatives is for cash settlements which occur at the end of a contract term and for premiums paid or received on derivative contracts which have historically been paid or received by the Company at the inception date of the transaction. The related premiums are accounted for as described in our response to Inquiry #1 in letter (C) above. We have at times entered into an opposite position of a current contract. Based on the disclosure requirements discussed in Topic ASC 815-10-50, there is no specific requirement to present the premiums paid each period and therefore, we respectfully submit our current disclosures are appropriate as filed.

Range Resources Corporation	100 Throckmorton Street, Suite 1200	Fort Worth, Texas 76102	Tel: 817.870.2601	Fax: 817.869.9100

Inquiry:

3.	Tell us why the amounts you refer to as “Change in fair value of derivatives that do not qualify for hedge accounting” are inconsistently labeled as “Change in mark-to-market on unrealized derivatives gain (loss)” and “Mark-to-market loss (gain) on oil and gas derivatives not designated as hedges” on pages 11, 15, 17 and 18 of the Exhibit 99.1 that is attached to the Form 8-K that you filed on February 27, 2013. Given that you utilize these amounts in computing various non-GAAP measures, including “Income from operations before income taxes, as adjusted,” “Net income excluding certain items,” and “Net income excluding certain items per share,” please clarify whether your intention is to reflect cash settlements of commodity derivatives in your non-GAAP measures.

If this is the case and you are unable to show correlation between your “change in fair value” amounts and gain or loss determined in accordance with FASB ASC 815-10-35-2 for derivatives that continue to be held at the end of the period, replacing the adjustments for the non-GAAP “change in fair value” amounts with two adjustments, to eliminate the total measure of derivative gain or loss reported under GAAP (i.e., your derivative fair value income), and to include cash settlements net of any costs that had been paid to acquire or modify such instruments, may serve to clarify your reconciliations. However, if these are non-GAAP liquidity measures rather than performance measures, please describe the revisions that you believe would be necessary to reflect all outflows and inflows of cash related to commodity derivatives each period, and explain why operating cash flows would not be the more directly comparable measure under GAAP.

Finally, we note that your non-GAAP presentation on page 17 of the exhibit referenced above, for “Calculated cash realized natural gas, NGLs and oil prices with and without third party transportation, gathering and compression fees,” does not appear to adequately distinguish between the GAAP and non-GAAP measures, nor to provide reconciliations that are easily understandable, contrary to the requirements of Regulation G. Please submit the revisions that you propose to address these concerns.

Response:

We acknowledge the Staff’s comment. It is our intention to reflect cash settlements of commodity derivatives in our non-GAAP measures included on pages 11, 15, 17 and 18 of Exhibit 99.1 furnished with our Form 8-K filed on February 27, 2013. However, we acknowledge that using our current methodology, there is a timing difference related to premiums recognized and the actual timing of cash paid or received which is consistent with our responses to the inquiries above.

We also respectfully propose that in future filings, we will make the labels consistent in public disclosures subject to Regulation G, including information furnished within the meaning of Section 18 of the Securities Exchange Act of 1934 on Form 8-K. For example, on page 11 of Exhibit 99.1 furnished with our Form 8-K filed on February 27, 2013, we refer the Staff to the line “change in mark-to-market on unrealized derivatives gain (loss)” which, in future filings will be labeled as “change in fair value of derivatives that do not qualify for hedge accounting.”

We also acknowledge the Staff’s comments regarding our pricing calculations presented in our Form 8-K filed on February 27, 2013. We propose to add the following price table in future furnished filings to reflect the GAAP calculation which would be inserted as the first price calculation. Below is an example of the new disclosure using information presented in our 2012 Form 8-K filed on February 27, 2013:

	As Reported, GAAP Excludes Barnett Operations		Non-GAAP Includes Barnett Operations
	Twelve Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
Average Realized Prices (Including Derivatives that Qualify for Hedge Accounting):
Natural gas (mcf)	$3.93	$5.06	$3.93	$4.28
NGLs (bbl)	$38.05	$50.23	$38.05	$49.02
Oil (bbl)	$82.77	$86.22	$82.77	$86.22
Gas equivalent (mcfe)	$4.91	$6.21	$4.91	$5.57

Range Resources Corporation	100 Throckmorton Street, Suite 1200	Fort Worth, Texas 76102	Tel: 817.870.2601	Fax: 817.869.9100

Form 10-Q for the Fiscal Quarter ended June 30, 2013

General

Inquiry:

4.	Please conform the accounting and disclosure in your interim reports, the corresponding earnings releases filed on Form 8-K, and similar presentations posted on your website, as necessary to comply with all applicable comments in this letter. For example, guidance above also applies to your non-GAAP measure of “total revenues, as adjusted,” disclosed on page 12 of Exhibit 99.1 attached to the Form 8-K that you filed on July 25, 2013.

Response:

We acknowledge the Staff’s comments. We respectfully propose in future filings to make the labels consistent and to add an additional pricing calculation as included in our response to Inquiry #3.

Financial Statements

Note 11—Derivative Activities, page 13

Derivative Fair Value Income, page 15

Inquiry:

5.	We understand that you discontinued hedge accounting for commodity derivatives effective March 1, 2013. Given that you no longer apply hedge accounting, disclosures pertaining to your derivatives, including the effects of accounting for derivatives in your results of operations, as reflected in the tables, discussions and analyses presented in your filing, such as the financial statements and MD&A, should be oriented to the gains and losses reported in your financial statements under GAAP. Accordingly, it appears that you should revise your disclosures to address the activity and variances directly.

If you regard cash flows related to derivative transactions to be material, the related disclosures should be positioned in the liquidity and capital resources section of MD&A. This disclosure should also quantify the costs paid to acquire or modify the terms of your derivative instruments and indicate the extent to which such costs have been recovered upon settlement each period. If you have not engaged in material transactions of this nature please clarify in the accompanying disclosures.

Response:

We acknowledge the Staff’s comments. Any hedges entered into subsequent to March 1, 2013 will not be designated and will follow the accounting described above in our response to Inquiry #1 as (A) and (B). As required by FASB ASC 815-30-35-3 and 815-30-50-1, on March 1, 2013 (our de-designation date), the mark-to-market values on previously designated contracts were “frozen” and as long as the transaction remains probable of occurring, these amounts will be reclassified into earnings in future periods as the underlying transactions settle. After March 1, 2013, the on-going mark-to-market on these derivatives will be reflected in derivative fair value income or loss in our Statement of Operations and included in the line “Change in fair value of derivatives that do not qualify for hedge accounting” in our Derivative fair value table included in our accompanying footnotes. We have presented the de-designation in accordance with GAAP in our March 31, 2013 and June 20, 2013 Form 10-Q’s and therefore, we respectfully submit that our current disclosures are correct. In addition, until the amounts “frozen” in OCI are fully amortized, we will continue to have amounts being reclassified from AOCI into Natural gas, NGLs and oil sales, which will continue until the end of 2014.

Range Resources Corporation	100 Throckmorton Street, Suite 1200	Fort Worth, Texas 76102	Tel: 817.870.2601	Fax: 817.869.9100

We regard our cash flows related to derivative transactions to be material. We refer the Staff to our MD&A entitled “Management’s Discussion and Analysis of Financial Condition, Cash Flows, Capital Resources and Liquidity – Hedging- Oil and Gas prices” on page 53 of our Form 10-K for December 31, 2012 where we discuss our derivative contracts. Consistent with our response in Inquiry #2, the only cash received or paid related to non-hedged derivatives is for cash settlements which occur at the end of a contract and for premiums paid or received on derivative contracts which have historically been paid or received by the Company at the inception date of the transaction. We have not acquired any hedges through a business combination and have not modified any existing derivative contracts. We respectfully propose, in future filings, to disclose this fact in our Summary of Significant Accounting Policies which begins on page F-10 of our 2012 10-K. We propose to add the following verbiage:

From time to time we may enter into derivative contracts and pay or receive premium payments at the inception of the derivative contract which represent the fair value of the contract at its inception. These amounts are included within the net unrealized derivative asset or liability on the balance sheet. The amounts paid or received for derivative premiums reduce or increase the amounts of gains and losses that are recorded in earnings each period as the derivative contracts settle. We have not acquired any hedges through a business combination and have not modified any existing derivative contracts.

In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (817) 869-4224 if you have any additional questions or comments.

Sincerely,

/s/	Roger S. Manny
Roger S. Manny
Executive Vice President and Chief Financial Officer

Cc:	Jeffrey Ventura, Chief Executive Officer

David P. Poole, Senior Vice President and General Counsel

Stephen M. Gill – Vinson & Elkins LLP

Lily Dang – United States Securities and Exchange Commission

John Cannarella – United States Securities and Exchange Commission

Range Resources Corporation	100 Throckmorton Street, Suite 1200	Fort Worth, Texas 76102	Tel: 817.870.2601	Fax: 817.869.9100